Exhibit 99

ONCOR ELECTRIC DELIVERY COMPANY LLC

CONDENSED STATEMENT OF CONSOLIDATED INCOME

(Unaudited)

Twelve Months Ended September 30, 2012
(millions of dollars)
Operating revenues:
Affiliated	$973
Nonaffiliated	2,322

Total operating revenues	3,295
Operating expenses:
Wholesale transmission service	495
Operation and maintenance	676
Depreciation and amortization	756
Provision in lieu of income taxes	226
Taxes other than amounts related to income taxes	416

Total operating expenses	2,569

Operating income	726
Other income and deductions:
Other income	27
Other deductions	6
Nonoperating provision in lieu of income taxes	19
Interest income	31
Interest expense and related charges	372

Net income	$387